

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-mail
James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

Re: **Berry Plastics Corporation**
Form 10-K for Fiscal Year Ended October 1, 2011
Filed December 19, 2011
Form 10-K/A No. 1 for Fiscal Year Ended October 1, 2011
Filed September 7, 2012
File No. 33-75706-01

Dear Mr. Kratochvil:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief